C21 Investments Announces Completion of Non-Dilutive Creation and Issuance of
Subordinate Voting Shares

VANCOUVER, September 8, 2025 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the completion of a transaction (the "Transaction") pursuant to which the Company has amended its authorized share structure and Articles to create a new class of subordinate voting shares ("Subordinate Voting Shares") and issued 100,000,000 of such newly created Subordinate Voting Shares on a private placement basis to Michael Kidd, the Chief Financial Officer, Corporate Secretary and a Director of the Company (the "Placee"), a resident of Canada, for aggregate consideration of $100 (representing a price of $0.000001 per Subordinate Voting Share).

The 100,000,000 Subordinate Voting Shares issued as a result of the Transaction represent the same economic interest and voting rights as 100 Common Shares of the Company, and will not impact in any way the economic or voting rights of the 117,772,814 Common Shares outstanding as of the date of this news release.

The purpose of the Transaction was to ensure the Company maintains its status as a "foreign private issuer" in the United States as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (a "Foreign Private Issuer") in order to reduce compliance costs.

In addition to such special rights and restrictions attaching to the Subordinate Voting Shares (the "Special Rights and Restrictions") as further set out below, each Subordinate Voting Share is convertible into 0.000001 of a common share of the Company (each, a "Common Share"), subject to adjustment as set forth in the Special Rights and Restrictions.

The terms of the Subordinate Voting Shares and the Special Rights and Restrictions attaching thereto are as follows:

  Pursuant to the Transaction, the Company created an unlimited number of Subordinate Voting Shares without par value, each of which is initially convertible at the option of the holder, under certain circumstances and subject to certain restrictions, into 0.000001 of a Common Share (the "Conversion Ratio").
  The Company may require each holder of Subordinate Voting Shares to convert all of their Subordinate Voting Shares into Common Shares at the applicable Conversion Ratio if at any time: (i) the Company is no longer a Foreign Private Issuer; or (ii) the Board of Directors of the Company (the "Board of Directors") determines that the Subordinate Voting Shares are no longer necessary or required.
  The Company also has the right to redeem all or some of the Subordinate Voting Shares for either: (i) cash, at a price per Common Share equal to the Conversion Ratio multiplied by the average volume weighted average trading price of the Common Shares on the Canadian Securities Exchange (the "CSE") for the ten (10) trading days immediately prior to the date the Company delivers the redemption notice to the holder; or (ii) Common Shares at the Conversion Ratio.

  No Subordinate Voting Shares may be transferred by the holder without the consent of the Board of Directors.
  Any holder of Subordinate Voting Shares is entitled to receive notice of and to attend at any meeting of the shareholders of the Company (except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote) and at such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Common Share into which such Subordinate Voting Shares are convertible, which is initially equal to 0.000001 of a vote per  Subordinate Voting Share.
  In the event that an offer is made to purchase Common Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the CSE, if any, to be made to all or substantially all the holders of Common Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Common Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Common Shares under the offer, and for no other reason.

The Subordinate Voting Shares do not change the rights and privileges of holders of Common Shares of the Company. Such holders are and will remain entitled to: (i) receive notice of and to attend and vote at all meetings of shareholders of the Company (except meetings of holders of a specified class of shares); (ii) receive such dividends as the Board of Directors (or a committee thereof) may by resolution determine; and (iii) receive the remaining property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. Conversion restrictions notwithstanding, each Subordinate Voting Share is the functional equivalent of 0.000001 of a Common Share (subject to adjustment under certain circumstances as set forth in the Special Rights and Restrictions attaching to the Subordinate Voting Shares). Any issuance of Subordinate Voting Shares to non-US residents is expected to have an immaterial impact on the aggregate voting and economic power of existing holders of Common Shares.

The foregoing is only a summary of the Subordinate Voting Shares and is subject to the full text of the Special Rights and Restrictions attaching to the Subordinate Voting Shares which can be found in the Company's amended Articles available under the Company's profile on SEDAR+ at www.sedarplus.ca.

As the Placee is a director and officer of the Company and has received Subordinate Voting Shares as a result of the Transaction, the Transaction is considered a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Placee's participation in the Transaction as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101). The Company did not file a material change report related to the Transaction more than 21 days before the expected closing of the Transaction as required by MI 61-101 since the Company wished to close on an expedited basis for sound business reasons.

Early Warning Report

In connection with the Transaction, the Placee has filed an Early Warning Report as required by National Instrument 62 -103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

Prior to the closing of the Transaction, the Placee had beneficial ownership of: (i) 38,055 Common Shares and no Subordinate Voting Shares, representing approximately 0.03% of the issued and outstanding Common Shares; and (ii) assuming exercise in full of the 350,000 stock options exercisable for Common Shares held by the Placee, the Placee would have held 388,055 Common Shares, representing approximately 0.33% of the issued and outstanding Common Shares on a partially-diluted basis.

After giving effect to the Transaction, the Placee has beneficial ownership of: (i) 38,055 Common Shares and 100,000,000 Subordinate Voting Shares (or 38,155 Common Shares on an as-converted basis), representing approximately 0.03% of the issued and outstanding Common Shares (both on a pre and as-converted basis) and 100% of the issued and outstanding Subordinate Voting Shares; (ii) assuming exercise in full of the 350,000 stock options exercisable for Common Shares held by the Placee, the Placee would have held 388,055 Common Shares and 100,000,000 Subordinate Voting Shares, representing approximately 0.33% of the issued and outstanding Common Shares on a partially-diluted basis and 100% of the issued and outstanding Subordinate Voting Shares; and (iii) assuming exercise in full of the 350,000 stock options exercisable for Common Shares held by the Placee and conversion of the Subordinate Voting Shares held by the Placee, the Placee would have held 388,155 Common Shares, representing approximately 0.33% of the issued and outstanding Common Shares on a partially-diluted and as-converted basis.

The Placee has entered into an agreement with the Company such that in the case of any action that would entitle holders of Subordinate Voting Shares to vote as a separate class or series, the Placee will: (i) vote all of his Subordinate Voting Shares as directed by the Board of Directors in connection with such action; and (ii) execute and deliver all resolutions, consents and other instruments related to his Subordinate Voting Share holdings in connection with such action as directed by the Board of Directors.

The Placee acquired the Subordinate Voting Shares for the purposes described above and may, depending on market and other conditions, increase, decrease or change his beneficial ownership over the Subordinate Voting Shares or other securities of the Company through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

A copy of the Early Warning Report filed pursuant to applicable securities laws is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include, but are not limited to: the Company's status as a Foreign Private Issuer; and the impact of future issuances of Subordinate Voting Shares on the on the aggregate voting and economic power of existing holders of Common Shares. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States; the Company maintaining its Foreign Private Issuer Status; and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.